                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                               The Raymond Corporation
           --------------------------------------------------------
                                (Name of Issuer)

                       Common Shares, $1.50 par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                     754-688-109
           --------------------------------------------------------
                                 (CUSIP Number)

                                  DAVID JONES, ESQ.
                           41 SOUTH HIGH STREET, 11TH FLOOR
                                COLUMBUS, OHIO  43215
                               TELEPHONE: (614)480-4258
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  February 18, 1997
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box /X/.

   Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

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CUSIP No. 754-688-109                 13D                 Page     of     Pages
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 (1) Names of Reporting Persons.  S.S. or I.R.S. Identification Nos. of Above
     Persons

         The Huntington Trust Company, N.A.     EIN 31-1232181
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 (2) Check the Appropriate Box if a Member     (a)  /X/
     of a Group*                               (b)  / /
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 (3) SEC Use Only

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 (4) Source of Funds*
         Not Applicable
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 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
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 (6) Citizenship or Place of Organization
         Organized under the laws of the United States
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Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                  17,207 (A)
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                  384,987 (B)(C)
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                  15,153
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                  1,014,352(C)
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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
         1,031,559(C)
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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*

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(13) Percent of Class Represented by Amount in Row (11)
         13.9%
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(14) Type of Reporting Person*
         BK
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

(A) The reporting person currently intends to vote 15,153 of these shares as disclosed in Item 5 of this Schedule.

(B) The reporting person has an understanding to vote 252,851 of these shares, and anticipates voting an additional 921 of these shares, as disclosed in
    Item 5 of this Schedule. In addition, the reporting person has received or expects to receive instructions to vote 131,215 of these shares as disclosed in a separate Form 13D being filed by George G. Raymond, Jr., et al., as reporting persons.

(C)[This number includes shares subject to Schedule 13D filed by others. Reference is made to a Schedule 13D being filed on or about February 19, 1997 by George G. Raymond, Jr., et al., and a Schedule 13D being filed on or about February 18, 1997 by Metropolitan Capital Advisors, Inc.]

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ITEM 1.  SECURITY AND ISSUER

    The securities to which this Schedule 13D relates are the shares of Common Stock, $1.50 par value ("Common Stock") of The Raymond Corporation, a New York Corporation ("Issuer"), whose principal executive offices are located at South Canal Street, Greene, New York 13778.

ITEM 2.  IDENTITY AND BACKGROUND

    This Schedule is being filed by The Huntington Trust Company, N.A. ("Huntington") which is a national association organized under the laws of the United States of America, and whose principal business is fiduciary and custody administration and operation. The address of Huntington's principal business and principal office is 41 South High Street, Columbus, Ohio 43215.

    During the last five years, Huntington has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

    The authority for voting and disposing of the Common Stock which is the subject of this Schedule is exercised by an investment committee ("Investment Committee") consisting of the following three individuals: Gail S.T. Webster, Gustave J. Seasongood and Craig S. Loescher (collectively, "Investment Committee Members"). The business address of each of the Investment Committee Members is The Huntington Trust Company of Florida, N.A., 8889 Pelican Bay Boulevard, Suite 100, Naples, Florida 33963. Each of the Investment Committee members is a trust officer employed by The Huntington Trust Company of Florida, N.A., and the principal business and address where such employment is conducted is 8889 Pelican Bay Boulevard, Suite 100, Naples, Florida 33963.

    During the last five years none of the Investment Committee Members has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Each of the Investment Committee Members is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

    Not Applicable

ITEM 4.  PURPOSE OF TRANSACTION

    See Item 5.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

    Huntington has heretofore filed Schedules 13G reporting beneficial ownership of shares of Common Stock. The aggregate number of such shares beneficially owned, within the meaning of this Schedule, by Huntington as of February 18, 1997 are:

          17,207   Shares with sole voting power
         384,987   Shares with shared voting power
          15,153   Shares with sole dispositive power
       1,014,352   Shares with shared dispositive power

for an aggregate of 1,031,559 shares or 13.9% of the outstanding shares of the class of securities identified in Item 1 of this Schedule. All of these shares are held in trusts of which Huntington is a trustee or co-trustee for the benefit of persons other than the Huntington.

    With respect to 131,215 shares of the 384,987 shares with shared voting power, Huntington has received or expects to receive instructions, which Huntington intends to follow, to vote such 131,215 shares in favor of the slate of directors proposed by Metropolitan Capital Advisors, Inc., for election at the 1997 annual meeting of shareholders and certain bylaw amendments advisable to cause election of such slate as disclosed in a separate Form 13D being filed on or about February 19, 1997 by George G. Raymond, Jr. et al., as reporting persons.

    With respect to another 252,851 shares of the 384,987 shares with shared voting power, pursuant to a delegation of authority to Huntington, Huntington has reached an understanding (revocable by Huntington at any time) that such 252,851 shares will be voted in favor of the slate of directors proposed by Metropolitan Capital Advisors, Inc., for election at the 1997 annual meeting of shareholders and certain bylaw amendments advisable to cause election of such slate. Huntington understands that these 252,851 shares are included in a Schedule 13D filed on or about February 18, 1997 by Metropolitan Capital Advisors, Inc. With respect to another 921 shares of the 384,987 shares with shared voting power, Huntington anticipates that such 921 shares will be voted in favor of the slate of directors proposed by Metropolitan Capital Advisors, Inc., for election at the 1997 annual meeting of shareholders and certain bylaw amendments advisable to cause election of such slate.

    With respect to 15,153 shares of the 17,207 shares with sole voting power, Huntington currently intends that it will vote such 15,153 shares in favor of the slate of directors proposed by Metropolitan Capital Advisors, Inc., for election at the 1997 annual meeting of shareholders and certain bylaw amendments advisable to cause election of such slate.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 5.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         None


                                  SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       February 19, 1997
                                       ----------------------------------------
                                       (Date

                                       /s/ David A. Jones
                                       ----------------------------------------
                                       (Signature)

                                       Assistant Vice President
                                       ----------------------------------------
                                       (Name/Title)